FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number: 0-30324

Radware Ltd.

 (Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Files Patent Infringement Lawsuit Against F5 Networks, Dated July 20, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: July 21, 2004

By: /s/ Meir Moshe

Meir Moshe

Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

10.1

Press Release: Radware Files Patent Infringement Lawsuit Against F5 Networks, Dated July 20, 2004.

EXHIBIT 10.1

Editorial Contacts:

Jon Rabinowitz, Radware Ltd.; +1-201-512-9771 ext 233 or jonr@radware.com

Investor Relations:

            Dennis S. Dobson; 203-255-7902 or ir@radware.com

Radware Files Patent Infringement Lawsuit Against F5 Networks

MAHWAH, NJ, July 20, 2004 —Radware (NASDAQ; RDWR) the leading provider of Intelligent Application Switching (IAS) solutions ensuring the availability, performance and security of networked applications across the enterprise, announced today that it has filed suit in the U.S. District Court of New Jersey against F5 Networks, Inc (NASDAQ: FFIV) for infringement of U.S. Patent No. 6,718,359.

The ’359 patent, awarded to Radware in April this year, is directed to methods for determining network proximity and its use in  load balancing decisions - - technology which is incorporated in Radware’s flagship product- WSD®.

In the Complaint, Radware asserts that the manufacture, use and sale of F5’s 3-DNS® product and Big-IP® product infringe the ‘359 patent and seeks monetary damages as well as permanent injunctive relief.

 “Since inception, Radware has been focused on investment in R&D and has continued to demonstrate its leadership and innovation in the Application Switching space,” said Roy Zisapel, President and CEO, Radware. “Unfortunately, we learned that in order to protect our intellectual property and our investment in R&D we must, in certain cases, resort to legal action.”

About Radware

Radware (NASDAQ:RDWR) is the Global Leader in Intelligent Application Switching, enabling the full availability, maximum performance and complete security of all mission critical networked applications while dramatically cutting operating and scaling costs.

Radware’s integrated Application Security, Application Infrastructure and End-to-End Connectivity solutions are deployed by over 2,500 enterprises and carriers worldwide. Radware offers the broadest product line in the industry meeting application needs at every critical point across the network including Web and Application Servers, Firewalls, VPNs, ISP links, Anti-Virus Gateways and Cache.

Learn more on how Radware Intelligent Application Switching Solutions can enable the security, performance and availability of mission critical applications at www.radware.com.

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching industry, changes in demand for Application Switching products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware’s filings with the Securities and Exchange Commission, including Radware’s Form 20-F.